UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

THE PARKING REIT, INC.
(Name of Subject Company (Issuer))

COLOR UP, LLC,
MANUEL CHAVEZ, III,
STEPHANIE HOGUE,
JEFFREY OSHER,
HSCP STRATEGIC III, L.P.
(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

55387R 107

(CUSIP Number of Class of Securities)

Manuel Chavez, III
Chief Executive Officer, Color Up, LLC
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Telephone: (513) 834-5110

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
James C. Kennedy
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East 4th Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,580,945(1)	$981(2)
(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 900,506 shares of The Parking REIT, Inc. common stock by $11.75 per share, which is the offer price.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022, issued August 23, 2021, equals $92.70 for each $1,000,000 of the value of the transaction.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $981	Filing Party:	Color Up, LLC
Form of Registration No.: Schedule TO	Date Filed:	October 5, 2021

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☒  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and restates the Schedule TO filed with the U.S. Securities and Exchange Commission on October 5, 2021 (as it may be further amended and/or supplemented from time to time, the “Schedule TO”) filed by Color Up, LLC (the “Purchaser”). This Amendment and the Schedule TO relate to the offer by Purchaser to purchase up to 900,506 of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of The Parking REIT, Inc., a Maryland corporation (the “Company”), as of 5:00 p.m. Eastern Time on November 5, 2021, at a purchase price of $11.75 per Share, net to the applicable seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2021 (together with any amendments and supplements thereto, including this Amendment, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to include a press release issued by the Purchaser in connection with the Offer and to add certain disclosures related to the plans, proposals and discussions of the Company, Purchaser and their affiliates with respect to the Shares and other securities of the Company. The Schedule TO is hereby amended and restated in its entirety.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is The Parking REIT, Inc., a Maryland corporation. The Company’s principal executive offices are located at 250 East Fifth Street, Suite 2110, Cincinnati, Ohio 45202. The Company’s telephone number at such address is (513) 834-5110.

(b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. As of the close of business on September 21, 2021, as represented by the Company, 7,739,952 Shares were issued and outstanding.

(c)   The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Certain Conditions of the Offer” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Certain Information Concerning Purchaser,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) None.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 5, 2021 (filed herewith).

(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 5, 2021).

(a)(1)(C)	Press Release dated October 12, 2021

(a)(5)(A)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 5, 2021 (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 5, 2021).

(b)	Not applicable.

(d)(1)(A)
Equity Purchase and Contribution Agreement dated as of January 8, 2021, by and among the Company, Purchaser and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(1)(B)	Stockholders’ Agreement dated August 25, 2021 between the Company and Purchaser (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(C)
Employment Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Manuel Chavez, III (incorporated by reference as Exhibit 10.10 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(D)
Employment Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Stephanie Hogue (incorporated by reference as Exhibit 10.11 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(E)
Tax Matters Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Purchaser (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(F)
Registration Rights Agreement dated August 25, 2021 by and among the Company, Purchaser and the Holders defined therein (incorporated by reference as Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(I)
Termination of Registration Rights Agreement dated August 25, 2021 by and among the Company, MVP Realty Advisors, LLC, Michael V. Shustek, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (incorporated by reference as Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(J)
First Amendment to Services Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek (incorporated by reference as Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(K)
Assignment of Claims, Causes of Action and Proceeds Agreement dated August 25, 2021 by the Company in favor of Michael V. Shustek, MVP Realty Advisors, LLC, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (incorporated by reference as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(L)
Amended and Restated Agreement of Limited Partnership dated August 25, 2021 by and among the Company and the limited partners thereto (incorporated by reference as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(M)
Software License and Development Agreement dated August 25, 2021 by and among the Company, DIA Land Co., LLC and Bombe Asset Management, Ltd. (incorporated by reference as Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(N)
First Amendment to Contribution Agreement dated August 25, 2021 by and among the Company, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek (incorporated by reference as Exhibit 10.9 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(O)	Warrant Agreement dated August 25, 2021 between the Company and Purchaser (incorporated by reference as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

COLOR UP, LLC

By:	/s/ Manuel Chavez, III
	Name:	Manuel Chavez, III
	Title:	Chief Executive Officer

/s/ Manuel Chavez, III
Manuel Chavez, III

/s/ Stephanie Hogue
Stephanie Hogue

/s/ Jeffrey Osher
Jeffrey Osher

HSCP Strategic III, L.P.,
a Delaware limited partnership
by:	Harvest Small Cap Partners GP, LLC

By:	/s/ Jeffrey Osher
	Name:	Jeffrey Osher
	Title:	Managing Member